August 23, 2005

U.S. Securities and Exchange Commission
Mr. Michael Moran
Branch Chief
Division of Corporation Finance
Mail Stop 03-08
Washington, D.C. 20549-0308

Re:      Finlay Enterprises, Inc. ("FEI")
         Finlay Fine Jewelry Corporation ("FFJC" and collectively with FEI, the
         "Company" or "Finlay")
         Forms 10-K for the Fiscal Year Ended January 29, 2005, Filed
         April 14, 2005 ("2004 Forms 10-K")
         Forms 10-Q for the Fiscal Quarter ended April 30, 2005, Filed
         June 10, 2005 ("2005 First Quarter Forms 10-Q")
         File No. 0-25716

Dear Mr. Moran:

         The Company hereby submits its responses to comments raised in your letter, dated July 21, 2005. The Company has addressed each of the comments below and, as appropriate, will incorporate these responses in its Forms 10-Q for the quarter ended July 30, 2005 and in its Forms 10-K for the fiscal year ending January 28, 2006.

         For your convenience, we have included your comments below.

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA, PAGE 15
-----------------------------------------------------

COMMENT

     1.  We note that you present non-GAAP financial measures on a per share basis. In future filings, please revise your disclosures to omit non-GAAP measures on a per share basis. See ASR 142 as well as Question
         11 from the Frequently Asked Questions Regarding the Use of Non-GAAP
         Financial Measures, which can be found on the SEC website.

RESPONSE

         We will revise our future filings for FEI to omit non-GAAP financial measures on a per share basis. This comment is not applicable for the
         FFJC 10-K as there are no per share disclosures.

COMMENT

     2.  We note that the term pro forma is generally associated with Article 11 of Regulation S-X. Please change the term pro forma to another term, such as "adjusted EBIDTA", and "adjusted income from continuing operations".

RESPONSE

         We will revise our future filings for FEI to exclude pro forma financial information in Item 6 - Selected Consolidated Financial Data.
         In the future, if we deem it meaningful to the users of our financial statements to present similar data, we will use the term "adjusted" as opposed to pro forma.

         This comment is not applicable for the FFJC 10-K as there are no pro forma disclosures included within Item 6 - Selected Consolidated
         Financial Data.

COMMENT

     3.  With regard to footnote (3), make sure your disclosure in future filings quantifies the impact on gross margin of the change in accounting principle.

RESPONSE

         We advise the Staff that it is not possible to determine the effect of this change on previously reported fiscal periods prior to the year ended January 29, 2005. This is addressed in SFAS No. 3, Paragraph 12, which addresses changes to a LIFO method, including changing from one method of LIFO to another. We further advise the Staff that we disclosed the impact of the change on net income, net income per share and our LIFO provision for the year ended January 29, 2005 in Note 3 to
         FEI's consolidated financial statements, along with a discussion on why the prior year impact was not disclosed. In future Form 10-K filings, we will enhance our disclosure to quantify the impact on gross margin of the change in accounting principle related to LIFO for the next three fiscal years. We will disclose, as noted below, this impact until all fiscal years included in the financial statements are accounted for on the same basis of LIFO.

         The following table will be added to our Forms 10-K for the year ended
         January 28, 2006 (in thousands):

                                                        FISCAL YEAR ENDED
                                                           JANUARY 29,
                                                              2005
                                                        ------------------

         LIFO charge using producer price
         indices...................................      $     8,000
         LIFO charge using internal index..........            2,100
                                                        ------------------
         Positive impact on gross margin...........      $     5,900
                                                        ==================

COMMENT

     4.  With regard to footnote (9), you state that you present EBITDA as it,
         "provides additional information for determining our ability to meet future debt service requirements." This implies that EBITDA is used as a liquidity measure. If EBITDA is a liquidity measure, Item 10(e)(1)(i)
         of Regulation S-K requires you to reconcile the measure with the most directly comparable financial measure calculated and presented in accordance with GAAP. You include a reconciliation of EBITDA to Income from operations as a financial measure, but if EBITDA is also used as a liquidity measure, you should reconcile to operating cash flows or whatever directly comparable cash flow measure exists in GAAP.

RESPONSE

         In Item 6 - Selected Consolidated Financial Data of the 2004 Forms
         10-K, we present EBITDA as a non-GAAP financial measure, because we believe it is an indicative measure of, and it is commonly used by certain investors and analysts to analyze and compare companies on the basis of, operating performance and a company's ability to service and/or incur debt. As such, we consider EBITDA to be both an operating measure and a liquidity measure.

         Item 10(e)(1)(i) of Regulation S-K requires that we reconcile this measure with the most directly comparable financial measure calculated and presented in accordance with GAAP. The following table will be added to our Forms 10-K for the year ended January 28, 2006:



FINLAY ENTERPRISES, INC.

                                                                                        FISCAL YEAR ENDED
                                                                                      (DOLLARS IN THOUSANDS)
                                                          ----------------------------------------------------------------------

                                                             JANUARY 28,  JANUARY 29,  JANUARY 31,   FEBRUARY 1,  FEBRUARY 2,
                                                                2006          2005         2004          2003        2002
                                                          ----------------------------------------------------------------------

EBITDA                                                                     $ 73,394     $ 73,550      $ 75,027    $ 72,516
                                                          ======================================================================
Most directly comparable GAAP measures:
   Net income                                                              $ 16,025     $  8,410      $  7,039    $ 18,535
                                                          ======================================================================
   Net cash provided from operating activities                             $ 27,041     $ 41,183      $ 45,060    $ 40,231
                                                          ======================================================================





FINLAY FINE JEWELRY CORPORATION

                                                                                       FISCAL YEAR ENDED
                                                                                     (DOLLARS IN THOUSANDS)
                                                          ----------------------------------------------------------------------

                                                            JANUARY 28,  JANUARY 29,  JANUARY 31,   FEBRUARY 1,   FEBRUARY 2,
                                                               2006          2005         2004         2003           2002
                                                          ----------------------------------------------------------------------

EBITDA                                                                    $ 73,394     $ 74,398      $ 75,787     $ 73,297
                                                          ======================================================================
Most directly comparable GAAP measures:
   Net income                                                             $ 19,487     $ 13,244      $ 11,819     $ 23,327
                                                          ======================================================================
   Net cash provided from (used in) operating activities                  $(14,172)    $ 48,279      $ 52,291     $ 43,658
                                                          ======================================================================


         Further, we will include a reconciliation of EBITDA to net income as well as a reconciliation of EBITDA to cash flows from operating activities in both the FEI and FFJC Forms 10-K for the year ended
         January 28, 2006.

         Additionally, in both the FEI and FFJC Forms 10-K for the year ended
         January 28, 2006, we will revise the EBITDA footnotes (footnote 9 in the FEI Form 10-K and footnote 10 in the FFJC Form 10-K) to Item 6 -
         Selected Consolidated Financial Data to include the following disclosure in accordance with Item 10(e)(1)(i) of Regulation S-K:

         Our definition of EBITDA is earnings before interest, taxes, depreciation and amortization. Management uses EBITDA as one of several factors in evaluating our operating performance as compared to prior year and our financial plan. Additionally, we use EBITDA to determine incentive compensation payments. We believe EBITDA provides additional information for determining our ability to meet future debt service requirements. EBITDA is also widely used by us and others in our industry to evaluate and price potential acquisitions and it is commonly used by certain investors and analysts to analyze and compare companies on the basis of operating performance and to determine a company's ability to service and/or incur debt.

         EBITDA should not be construed as a substitute for income from operations, net income or cash flow from operating activities (all as determined in accordance with generally accepted accounting principles)
         for the purpose of analyzing our operating performance, financial position and cash flows, as EBITDA is not defined by generally accepted accounting principles. EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

         o     EBITDA does not reflect our cash expenditures, or future
               requirements for capital expenditures, or contractual
               commitments;

         o     Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements;

         o     EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

         o     EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; and

         o     Other companies in our industry may calculate EBITDA differently than we do, limiting its usefulness as a comparative measure.

         Because of these limitations, EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA only supplementally. See the Statements of Cash Flows included in our consolidated financial statements.

COMMENT

     5.  Since you indicate that you use pro forma EBITDA and pro forma net income as measures of performance, please revise your filing to include the following items:

         o     The manner in which management uses the non-GAAP measure to conduct or evaluate its business;

         o     The economic substance behind management's decision to use such a measure;

         o     The material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

         o     The manner in which management compensates for these limitations when using the non-GAAP financial measure; and

         o     The substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

         See Question 8 from the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, which can be found on the SEC website.

RESPONSE

         As noted in our response to comment number 2 above, we will revise our future filings for FEI to exclude pro forma financial information in
         Item 6 - Selected Consolidated Financial Data. In the future, if we deem it meaningful to the users of our financial statements to present similar data, we will include a discussion as to reasons why management believes the adjusted EBITDA is useful information to investors. We plan to add additional footnotes to the FEI Form 10-K following Item 6
         - Selected Consolidated Financial Data describing any unusual items included in the results of operations for the respective fiscal years.

         This comment is not applicable for the FFJC Form 10-K as there are no pro forma disclosures included within Item 6 - Selected Consolidated
         Financial Data.

CRITICAL ACCOUNTING POLICIES, PAGE 33
-------------------------------------

COMMENT

     6.  Your discussion of critical accounting policies should include quantification of the underlying accounts and discussion of changes and trends associated with the underlying accounts. For example, your discussion of merchandise inventories should quantify the amount of expenses that you recorded in each period for allowances and discuss any trends or significant changes. Your discussion of asset impairments should discuss any impairments incurred as well as the reasons for significant changes and trends. Your discussion of revenue recognition should highlight any changes in historical sales return rates or the lack of any changes.

RESPONSE

         In response to the Staff's comment, in future filings, we will expand all of our critical accounting policies and estimates to include quantification of the underlying accounts and discussion of changes and trends, if any, associated with the underlying accounts. To follow is a draft of what we intend to disclose in future filings related to merchandise inventories, long-lived assets and goodwill and revenue recognition.

         MERCHANDISE INVENTORIES

         We value our inventories at the lower of cost or market. The cost is determined by the LIFO method utilizing an internally generated index.
         We determine the LIFO cost on an interim basis by estimating annual inflation trends, annual purchases and ending inventory levels for the fiscal year. Actual annual inflation rates and inventory balances as of the end of any fiscal year may differ from interim estimates, and, as such, estimates are adjusted in the fourth quarter of each year.
         Factors related to inventories, such as future consumer demand and the economy's impact on consumer discretionary spending, inventory aging, ability to return merchandise to vendors, merchandise condition and anticipated markdowns, are analyzed to determine estimated net realizable values. An adjustment is recorded to reduce the LIFO cost of inventories, if required, to their estimated net realizable values. Any significant unanticipated changes in the factors above could have a significant impact on the value of the inventories and our reported operating results.

         During the third quarter of 2004, we changed our method of determining price indices used in the valuation of LIFO inventories. Prior to the third quarter of 2004, we determined our LIFO inventory value by utilizing selected producer price indices published for jewelry and watches by the Bureau of Labor Statistics ("BLS"). During the third quarter of 2004, we began applying internally developed indices that we believe more accurately measure inflation or deflation in the components of our merchandise and our specific merchandise mix than the
         BLS

         producer price indices. Additionally, we believe that this change in accounting principle is an alternative accounting method that is preferable since the internal indices are representative of our actual merchandise mix of inventory, as opposed to the producer price indices, which are broader, more general inflation indices. The net loss and net loss per share for the thirteen weeks and twenty-six weeks ended July
         31, 2004 have been restated to reflect this change in accordance with
         SFAS No. 3, "Reporting Accounting Changes in Interim Financial
         Statements". The LIFO charge for the thirteen weeks and twenty-six weeks ended July 30, 2005 was approximately $0.5 million and $0.9 million, respectively. The LIFO charge for the thirteen weeks and twenty-six weeks ended July 31, 2004, was approximately $0.4 million and $0.6 million, respectively, compared to $0.8 million and $1.8 million, respectively, as previously reported. Adjustments to earnings resulting from changes in historical loss trends have been insignificant for the thirteen weeks and twenty-six weeks ended July
         30, 2005 and July 31, 2004. Further, we do not anticipate any significant change in LIFO that would cause a significant change in our earnings.

         We estimate inventory shrinkage for the period from the last inventory date to the end of the reporting period on a store-by-store basis. Our inventory shortage estimate can be affected by changes in merchandise mix and changes in actual shortage trends. The shrinkage rate from the most recent physical inventory, in combination with historical experience, is the basis for estimating shrinkage. As of July 30, 2005, our shrink reserve totaled $0.5 million, compared to $1.8 million as of
         July 31, 2004.

         LONG-LIVED ASSETS AND GOODWILL

         The Company's judgment regarding the existence of impairment indicators is based on market and operational performance. We assess the impairment of long-lived assets, primarily fixed assets, whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include the following:

         o     Significant changes in the manner of our use of assets or the strategy for our overall business;

         o     Significant negative industry or economic trends; or

         o     Store closings, particularly in light of the recently announced store closings as a result of the proposed Federated/May merger.

         When we determine that the carrying value of long-lived assets other than goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, we recognize an impairment loss at the time the undiscounted estimated future net cash flows expected to be generated by an asset (or group of assets) is less than its carrying value. We measure impairment losses as the amount by which the asset's carrying value exceeds its fair value. To the extent future cash flows are less than anticipated, additional impairment charges may result. There have been no adjustments to earnings resulting from the impairment of long-lived assets for the thirteen weeks and twenty-six weeks ended July 30, 2005. We also review the estimated useful lives of the assets and reduce such lives if necessary.

         SFAS No. 142, "Goodwill and Other Intangible Assets," requires an impairment-only approach to accounting for goodwill. Absent any prior indicators of impairment, we perform our required annual impairment test during the fourth quarter of our fiscal year, and perform additional impairment tests whenever events or changes in circumstances indicate that the carrying value of goodwill may not be recoverable.
         Annual tests or other future events could cause us to conclude that impairment indicators exist and that our goodwill is impaired. We performed our annual assessment for fiscal year 2004 and concluded that our goodwill was not impaired. Determining the fair value of a reporting unit, and determining the fair value of individual assets and liabilities of a reporting unit (including unrecognized intangible assets) under SFAS No. 142, is judgmental in nature and often involves the use of significant estimates and assumptions. These estimates and assumptions could have a significant impact on whether an impairment charge is recognized and the magnitude of any such charge. Estimates of fair value are primarily determined using projected discounted cash flows and are based on our best estimate of future revenue and operating costs and general market conditions. These estimates are subject to review and approval by senior management. This approach uses significant assumptions, including projected future cash flows, the discount rate reflecting the risk inherent in future cash flows, and a terminal growth rate.

         In the quarter ended July 30, 2005, Federated Department Stores, Inc.
         announced their intention to divest 42 stores for which Finlay currently operates the jewelry departments. Based upon this business indicator we utilized our SFAS No. 142 model to evaluate the carrying value of goodwill as of July 30, 2005.

         The goodwill impairment analysis took into consideration the Company's results for the first half of the year and estimates for the balance of the year and beyond, as well as Federated Department Stores, Inc.'s recently announced intention to divest 42 stores. We performed our impairment analysis in accordance with SFAS No. 142, the provisions of which require, similar to the recognition of goodwill in a business combination, an allocation of the fair value to all of the assets and liabilities of the Company (excluding Carlyle) (including any unrecognized intangible assets) as if the Company had been acquired in a business combination and the fair value of the Company was the price paid to acquire the Company. As a result of this analysis, an impairment of goodwill of $77.3 million was recorded, which eliminates all the goodwill that was on the Company's balance sheet.

         REVENUE RECOGNITION

         We recognize revenue upon the sale of merchandise, either owned or consigned, to our customers, net of anticipated returns. The provision for sales returns is based on historical evidence of our return rate.
         We recorded an allowance for sales returns of $1.5 million for both the twenty-six weeks ended July 30, 2005 and July 31, 2004. Adjustments to earnings resulting from revisions to estimates on our sales return provision has been insignificant for the thirteen weeks and twenty-six weeks ended July 30, 2005 and July 31, 2004.

COMMENT

     7.  It is not clear why vendor allowances would constitute a critical accounting policy. Please tell us what significant judgment and estimates are required in your accounting for vendor allowances. Your current disclosure conveys a general business risk that you may not receive favorable pricing from vendors. Such disclosure may be more appropriate elsewhere in your filing. Additionally, to the extent that there have been significant changes in allowances received from vendors, these changes should be quantified and discussed in the management's discussion and analysis section of your filing.

RESPONSE

         In response to the Staff's comment, although there are no significant estimates used in the calculation of vendor allowances, we have included vendor allowances in our disclosure of our critical accounting policies for a number of reasons. First, the adoption of EITF 02-16 was a significant change for the Company upon adoption in 2002 both in terms of the magnitude of the charge that was recorded, as well as the impact of the classification of such allowances between cost of sales and SG&A. Second, our Selected Consolidated Financial Data at January
         29, 2005 includes two years (fiscal 2000 and fiscal 2001) that are not accounted for under EITF 02-16, and thus the cost of sales and SG&A for those years are not comparable to the more recent years. Third, the majority of our vendor allowances are related to the quantity of inventory purchased from a vendor, not specific advertising. As such, we account for these allowances as a reduction of our inventory cost.
         Given our low inventory turnover, a reduction in allowances received in one year could result in a reduction in gross margin in the following year, exclusive of other factors. As such, for the above reasons, we believe that our accounting policy for vendor allowances is critical to a reader's understanding of our financial statements and results of operations. We further advise the Staff that the amounts recognized as a reduction in cost of sales have not differed significantly over the past three fiscal years.

         We intend to revise our disclosure in future filings concerning the critical accounting policy for vendor allowances. A draft of our proposed disclosure is included below:

         VENDOR ALLOWANCES

         We receive allowances from our vendors through a variety of programs and arrangements, including cooperative advertising. Vendor allowances are recognized as a reduction of cost of sales upon the sale of merchandise or SG&A when the purpose for which the vendor funds were intended to be used has been fulfilled. Accordingly, a reduction in vendor allowances received would increase our cost of sales and/or
         SG&A.

         Vendor allowances have been accounted for in accordance with EITF Issue
         No. 02-16, "Accounting by a Customer (Including a Reseller) for Cash
         Consideration Received from a Vendor". Vendor allowances provided as a reimbursement of specific, incremental and identifiable costs incurred to promote a vendor's products are recorded as an SG&A reduction when the cost is incurred. All other vendor allowances are initially deferred with the deferred amounts recognized as a reduction in cost of sales when the related product is sold. The amounts recognized as a reduction in cost of sales has not differed significantly over the past three fiscal years.

         As of July 30, 2005 and July 31, 2004, deferred vendor allowances totaled (i) $13.4 million and $15.9 million, respectively, for owned merchandise, which allowances are included as an offset to Merchandise inventories on our Consolidated Balance Sheets, and (ii) $7.9 million and $8.1 million, respectively, for merchandise received on consignment, which allowances are included as Deferred income on our
         Consolidated Balance Sheets.

         Additionally, we intend to add the following disclosure to our "Forward
         Looking Information and Risk Factors that May Affect Future Results":

         WE ARE DEPENDENT ON SEVERAL KEY VENDORS AND OTHER SUPPLIERS.

         In 2004, merchandise obtained by us from our five largest vendors generated approximately 31% of sales, and merchandise obtained from our largest vendor generated approximately 10% of sales. There can be no assurances that we can identify, on a timely basis, alternate sources of merchandise supply in the case of an abrupt loss of any of our significant suppliers. Additionally, we receive allowances from our vendors through a variety of programs and arrangements, including cooperative advertising. A significant reduction in the collection of such allowances may negatively impact our future gross margins and/or increase future SG&A, and may reduce future net income.

                                       10

COMMENT

     8.  Your discussion of your policy for goodwill is vague and it is not clear that you adhere to the requirements of SFAS 142. Specifically, you state that goodwill impairment may result if your future cash flows are not sufficient to permit recovery of the carrying value. We note that goodwill impairment is assessed by a comparison of the carrying amount with fair value. Furthermore, there are different methods used to assess fair value, one of which is to use discounted future cash flows. Your disclosure should be revised to more specifically address the requirements of SFAS 142, and significant changes in the fair value of your goodwill during the periods presented and the significant estimates and judgments that are required (e.g. it is difficult to assess the fair value of your goodwill and typically requires an analysis of discounted cash flows which necessitates estimates of future cash flows and the use of an appropriate discount rate).

RESPONSE

         The critical accounting policy for long-lived assets and goodwill will be revised in future filings. A draft of our proposed disclosure is included in our response to comment 6 above.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK, PAGE 38
----------------------------------------------------------------------------

COMMENT

     9.  Revise your discussion of commodity risk to comply with one of the three disclosure alternatives permitted by Regulation S-K Item 305.
         These disclosure alternatives include a tabular presentation, a sensitivity analysis, or value at risk disclosures.

RESPONSE

         We intend to use a tabular format for our disclosure of Quantitative and Qualitative Disclosures about Market Risk for both FEI and FFJC in future filings. Additionally, we intend to add the following to our disclosure of commodity risk in our future filings:

         COMMODITY RISK

         We principally address commodity risk through retail price points. Our commodity risk exposure to diamond, gold and other merchandise categories is market price fluctuation and we do not fully hedge our current positions.

         In fiscal 2005, we entered into forward contracts for the purchase of some of our gold in order to hedge the risk of gold price fluctuations.
         The table below

                                       11

         provides information about the Company's derivative financial instruments that are sensitive to gold prices.

                           CONTRACT    FINE TROY   PREVAILING
                          SETTLEMENT   OUNCES OF   GOLD PRICE     CONTRACT FAIR
            COMMODITY        DATE         GOLD      PER OUNCE      MARKET VALUE
         -----------------------------------------------------------------------

         Gold             11/30/2005     2,000     $ 434.79         $   869,600

         Gold             12/30/2005    15,000     $ 436.24         $ 6,543,600

         Based on the amount of sales of gold product, a $10 change in the price of gold may have impacted gross margin by approximately $0.2 million and $0.4 million for the thirteen weeks and twenty-six weeks ended July
         30, 2005, respectively.

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, PAGE 50
---------------------------------------------------------

GENERAL
-------

COMMENT

     10. We note that you have several product categories for which discrete financial information is available. Tell us, and disclose in future filings, how you identify the enterprise's reportable segments, including the basis of organization and whether operating segments have been aggregated. See paragraph 10 of FAS 131 for the definition of an operating segment and paragraphs 25-26 for disclosure requirements.

RESPONSE

         Until the acquisition of Carlyle in May 2005, we operated in a single reportable segment, the operation of department store based jewelry departments, in accordance with Statement of Financial Accounting
         Standards No. 131, "Disclosures about Segments of an Enterprise and
         Related Information" ("SFAS 131"). Our chief operating decision maker makes operating decisions and assesses performance primarily based on the sales and profitability of our retail departments, though product mix is considered, similar to any retailer. We do not consider the product categories referred to by the Staff to be separate operating segments as defined in SFAS 131, paragraph 10, as they do not have discrete expenses associated with them. Our stores generally sell products in all merchandise categories. We advise the Staff, as discussed below, that subsequent to the acquisition of Carlyle, in May
         2005, which operates stand-alone jewelry stores, we now have 2 operating segments, which will be disclosed as such in future filings.
         SFAS 131, paragraph 37 requires that "An enterprise shall report the revenues from external customers for each product and service or each group of similar
                                       12

         products and services unless it is impracticable to do so. The amounts of revenues reported shall be based on the financial information used to produce the enterprise's general-purpose financial statements. If providing the information is impracticable, that fact shall be disclosed." In order to provide readers of our financial statements with additional information, we will disclose in both the FEI and FFJC
         Forms 10-Q for the quarter ended July 30, 2005, our net revenues aggregated by merchandise category similar to the following:


                                                                   FISCAL YEAR ENDED
                              ----------------------------------------------------------------------------------------
                                    JAN. 29, 2005                 JAN. 31, 2004                  FEB. 1, 2003
                              --------------------------    --------------------------    ----------------------------

                                               % OF                         % OF                             % OF
                                 SALES          SALES         SALES          SALES           SALES           SALES
                              -----------     ----------    ----------     -----------    -----------     ------------
                                                               (DOLLARS IN MILLIONS)
Diamonds..................     $ 244.0           26.4%       $ 232.6          25.8%        $ 217.8            24.8%
Gold......................       197.3           21.4          196.9          21.8           196.0            22.3
Gemstones.................       196.8           21.3          198.0          22.0           196.3            22.4
Watches...................       132.0           14.3          134.0          14.8           134.3            15.3
Designer..................        53.2            5.8           42.6           4.7            33.0             3.8
Other (1).................       100.3           10.8           98.3          10.9            99.9            11.4
                              -----------     ----------    ----------     -----------    -----------     ------------
Total Sales...............     $ 923.6          100.0%       $ 902.4         100.0%        $ 877.3           100.0%
                              ===========     ==========    ==========     ===========    ===========     ============

(1)  Includes special promotional items, remounts, estate jewelry, pearls, beads, cubic zirconia, sterling silver and men's jewelry, as well as repair services and accommodation sales to our employees.

         As discussed above, subsequent to the acquisition of Carlyle, we now have two operating segments - department store based jewelry departments and stand-alone jewelry stores. Our FEI and FFJC Forms 10-Q for the quarter ended July 30, 2005, as well as future 10-K filings will include disclosures related to segment reporting including the following, as applicable:

         o     Revenues from external customers;

         o     A measure of segment profit or loss;

         o     Total assets for which there has been a material change from the amount disclosed in the last annual report;

         o     A description of differences from the last annual report in the basis of segmentation or in the basis of measurement of segment profit or loss; and

         o     A reconciliation of the total of the reportable segments'
               measures of profit or loss to the enterprise's consolidated income before income taxes, extraordinary items, discontinued
               operations, and the cumulative effect of changes in accounting principles.

NOTE 3 - MERCHANDISE INVENTORY, F-12
------------------------------------

COMMENT

     11. We note that you changed your method of determining price indices used in the valuation of LIFO inventories during the third quarter of 2004.
         Please explain to us

                                       13

         further why the newly adopted internally developed indices are preferable over the previously selected producer price indices published for jewelry and watches by the BLS. See paragraph 17 of APB
         20. Additionally, it is unclear from your disclosure if you account for this change as a change in accounting principle or change in accounting estimate. If you account for the accounting change as a change in accounting principle, make sure your disclosure specifically states so and follows the disclosure guidelines of paragraphs 18-30 of APB 20.

RESPONSE

         We will include in future filings additional disclosure in the applicable financial statement footnote, similar to the following:

         During the third quarter of 2004, we changed our method of determining price indices used in the valuation of LIFO inventories from selected producer price indices published for jewelry and watches by the BLS to internally developed indices. We believe that this change is an alternative accounting method that is preferable since the internal indices are representative of our actual merchandise mix of inventory, as opposed to the PPI, which are broader, more general inflation indices. Further, in recent years, we implemented a new merchandising and inventory system that provides more readily available information to calculate the internal indices than our previous system, thus, facilitating our ability to calculate the index internally.

         This change has been accounted for as a change in accounting principle.
         A change in accounting principle results from the adoption of a generally accepted accounting principle different than the one used previously for reporting purposes. The cumulative effect of this change on retained earnings at the beginning of 2004 and the pro forma impact of applying the new method in the periods prior to 2004 are not determinable and, therefore, the prior years presented have not been restated to reflect this change in accounting method. As such, for comparative purposes, the Company will provide the impact on net income and net income per share for fiscal 2004 and 2005 as follows (in thousands):

                                       14

                                                            FISCAL YEAR ENDED
                                                      --------------------------
                                                      JANUARY 28,    JANUARY 29,
                                                          2006          2005
                                                      ------------   -----------
NET INCOME:
Net income, as reported.............................. $              $  16,025
Impact of change in LIFO inventory valuation
    method, net of tax...............................                    3,687
                                                      ------------   -----------
Net income, to reflect change in accounting
    principle........................................ $              $  12,338
                                                      ============   ===========

BASIC NET INCOME PER SHARE:
Basic net income per share, as reported.............. $              $    1.83
Impact of change in LIFO inventory valuation
       method, net of tax............................
                                                                         (0.42)
                                                      ------------   -----------
Basic net income, to reflect change in accounting
    principle........................................ $              $    1.41
                                                      ============   ===========
DILUTED NET INCOME PER SHARE:
Diluted net income per share, as reported............ $              $    1.74
Impact of change in LIFO inventory valuation
       method, net of tax............................
                                                                         (0.40)
                                                      ------------   -----------
Diluted net income, to reflect change in accounting
    principle........................................ $              $    1.34
                                                      ============   ===========

COMMENT

     12. Please include Schedule II for all valuation and qualifying accounts in accordance with Rules 5-04 and 12-09 of Regulation S-X. Specifically, if material, include Schedule II for the allowance for obsolete inventory and any other valuation and qualifying accounts held by the
         Company.

RESPONSE

         The Company's reserve for obsolete inventory is not considered material, however, if the reserve for obsolete inventory becomes material or changes significantly in the future, the Company will disclose the amount of the reserves in the notes to financial statements in future filings.

         In accordance with the rules 5-04(c) and 12-09 of Regulation S-X, no other accounts would be required to be included.

                                       15

NOTE 14 - DEPARTMENT CLOSINGS, F-24
-----------------------------------

COMMENT

     13. We note that you closed stores as a result of the divestiture of Lord &
         Taylor by May. Tell us if you classified the results of operations from these stores as results from continuing operations or discontinued
         operations in the periods presented. It appears that you determined the store level is the lowest level at which the operations and cash flows are clearly distinguished through the classification of results as discontinued operations related to the Burdines department store closings. See paragraphs 41-43 of FAS 144.

RESPONSE

         In July 2003, May announced its intention to divest 32 Lord & Taylor stores, as well as two other stores in its Famous-Barr division which resulted in a closure of 18 departments in fiscal 2004 and closures of
         27 stores through January 29, 2005.

         The results of operations of the aforementioned closed stores are included in income from continuing operations for all periods presented in both the FEI and FFJC 2004 Forms 10-K and in the 2005 First Quarter
         Forms 10-Q. SFAS No. 144 paragraphs 41- 44 require that the results of operations of a component of an entity that has been disposed of shall be reported in discontinued operations in accordance with paragraph 43 if both of the following conditions are met: (a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

         During each quarter, we determine, based on the location of the closed store if there is another Finlay location within a close proximity of the closed store. To the extent that there is another Finlay location within the vicinity of the closed store, Finlay presumes that a portion of the customer base/revenue base and the cash flows of the closed store would be redirected to/absorbed by an alternative location and therefore discontinued operations treatment would not be required.
         Additionally, due to the large number of host stores in which we operate in the leased jewelry department business, it is not uncommon that a closed store from one host department will be reopened by another one of our host stores. This is also considered in our accounting decision. Further, if there is not another Finlay location within this radius, the Company assesses the materiality of the location and evaluates based on materiality whether or not discontinued
         operations treatment is required. This analysis is performed each time a branch closes.

         We supplementally advise the Staff that the issue of discontinued
         operations in the retail industry was addressed by EITF 03-13. This
         EITF is applicable for the Company's 2005 fiscal year, and was not required for the Company's 2004

                                       16

         financial statements. However, we believe the conclusions in the EITF are consistent with our accounting treatment.

         Per EITF 03-13, paragraph 4 "...the evaluation of whether the operations and cash flows of a disposed component have been or will be eliminated from the ongoing operations of the entity depends on whether continuing cash flows have been or are expected to be generated and, if so, whether those continuing cash flows are direct or indirect.... If any continuing cash flows are direct, the cash flows have not been eliminated and the operations of the component should not be presented as a discontinued operation..... The assessment as to whether continuing cash flows are direct cash flows should be based on management's expectations using the best information available."

         Per Paragraph 6.

         "The revenue-producing activities (cash inflows) of the component have been continued and therefore are considered direct cash flows if:

         a. Significant cash inflows are expected to be recognized by the ongoing entity as a result of a migration (defined in footnote 2 below)
         of revenues from the disposed component after the disposal transaction;
         or

         b. Significant cash inflows are expected to be received by the ongoing entity as a result of the continuation of activities between the ongoing entity and the disposed component after the disposal transaction.

         Per EITF Issue No. 03-13 Footnote 2--"The term migration means the ongoing entity expects to continue to generate revenues and (or) incur expenses from the sale of similar products or services to specific customers of the disposed component. An entity is not required to track the identity of the individual customers who are expected to migrate in order to conclude a migration has occurred (for example, an entity that closes (or sells) several smaller retail stores and opens a superstore in the immediate area would likely conclude that a migration of specific retail customers is expected, even if the entity has not tracked the identity of all its individual customers). There is a presumption that if the ongoing entity continues to sell a similar commodity on an active market after the disposal transaction, the revenues and (or) costs would be considered a "migration." This presumption may be overcome based on facts and circumstances, such as the lack of similarity of the commodities or whether the sale of the commodity after the disposal transaction occurs in a different geographic region as compared with the sale of the commodity before the disposal transaction. For purposes of this Issue, the term commodity means products whose units are interchangeable, are traded on an active market where customers are not readily identifiable, and are immediately marketable at quoted prices."

         We believe that the migration criteria was met with the Lord & Taylor closings in that the Lord & Taylor stores are being closed. We believe that a customer that

                                       17

         typically buys jewelry from a department store would generally seek out a similar nearby store. As such, we believe that the operations and cash flows generated by the Lord & Taylor and Famous-Barr branches have not been eliminated from the ongoing operations of Finlay.

         Given the different nature of the non-renewal of our license agreement with Burdines, we do not believe the migration criteria was met for the
         Burdines closings. We advise the Staff that in the case of Burdines, the stores were not closed. Our license agreement was not renewed and the jewelry departments are now being operated internally by Macy's, so a customer that typically buys jewelry at our department within a
         Burdines store, we believe, would still likely purchase their jewelry from Burdines (now renamed Macy's) as they may not be even aware that there has been a change. As such, we believed that the operations and cash flows generated from the Burdines branches have been eliminated from the ongoing operations of Finlay as a result of the loss of the license agreement and thus concluded that the Burdines' closings would be properly accounted for as discontinued operations, under SFAS 144.

         In conclusion, we believe that our accounting, as previously applied, would be consistent with the conclusions reached in EITF 03-13.

         Finlay acknowledges that:

         o     Finlay is responsible for the adequacy and accuracy of the disclosure in the filing;

         o     Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         o     Finlay may not assert Staff comments as a defense in any
               proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please note that we have filed this document today via Edgar under FEI
(File No. 0-25716) and FFJC (File No. 33-59380). As indicated above, the Company intends to file its Forms 10-Q for the quarter ended July 30, 2005 on or about
September 8, 2005. Accordingly, please contact me with any comments that may impact the disclosures as soon as possible so that we may incorporate them into those filings.

Sincerely,

By:  /s/ Bruce E. Zurlnick
     -------------------------------------
     Bruce E. Zurlnick
     Senior Vice President, Treasurer and
     Chief Financial Officer

                                       18